UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Popeyes Louisiana Kitchen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Harold M. Cohen

General Counsel, Chief Administrative Officer and Corporate Secretary

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia 30346

(404) 459-4450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

William C. Smith, III

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2017 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Orange, Inc., a Minnesota corporation (“Purchaser”) and an indirect subsidiary of Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”), for any and all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Popeyes, at a price of $79.00 per Share, in cash and without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on February 27, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Antitrust Compliance” the disclosure set forth below as a new subsection:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on March 24, 2017. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 17,020,182 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer were satisfied, and the Offer was not extended.

Purchaser has accepted for payment will promptly pay for all such Shares in accordance with the terms of the Offer.

Purchaser also exercised the Top-Up, pursuant to which Popeyes issued 25,000,000 Shares to Purchaser at a price per share equal to the Offer Price, which, together with the Shares purchased in the Offer, represented more than 90% of the outstanding Fully Diluted Shares.

As a result of its acceptance of the Shares (i) tendered in the Offer and (ii) received by Purchaser pursuant to its exercise of the Top-Up, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of Popeyes pursuant to Section 302A.621 of the MBCA. Accordingly, on March 27, 2017, Parent and Purchaser effected the Merger pursuant to Section 302A.621 of the MBCA. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) issued and outstanding immediately prior to the Effective Time that are directly owned by Sub at the Effective Time (including all Shares accepted for payment pursuant to the Offer, whether or not such Shares are registered in the name of Sub or any of its affiliates) or by any subsidiary of Popeyes and (ii) as to which dissenters’ rights have been perfected (and not withdrawn) in accordance with applicable law)) that was issued and outstanding immediately prior to the consummation of the Merger was converted into the right to receive the Offer Price, net to the seller thereof in cash.

Upon the consummation of the Merger, Popeyes became an indirect, wholly-owned subsidiary of Parent. Popeyes will cease to be a publicly traded company on the NASDAQ Global Market, and Popeyes will no longer be subject to reporting obligations under the Exchange Act.

On March 27, 2017, Parent issued a press release announcing the expiration and successful completion of the Offer. A copy of the press release is filed as Exhibit (a)(5)(c) to this amendment and is incorporated by reference herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(5)(c)	Press Release, dated March 27, 2017 (incorporated by reference to Exhibit (a)(5)(d) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Popeyes Louisiana Kitchen, Inc.

By:	/s/ Harold M. Cohen
Name:	Harold M. Cohen
Title:	General Counsel, Chief Administrative Officer and Corporate Secretary

Dated: March 27, 2017